Exhibit 99.1

Constellium announces consent solicitation to amend notes of Wise Metals

Amsterdam - October 10, 2014 - Constellium N.V. (NYSE and NYSE Euronext: CSTM) (“Constellium”) today announced that it has commenced consent solicitations with respect to proposed amendments to the indentures governing Wise Metals Group LLC (the “Company”) and Wise Alloys Finance Corporation’s (“Wise Finance”, and, together with the Company, the “Opco Note Issuers”) 8 3/4% Senior Secured Notes due 2018 (the “Opco Notes”) and Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) and Wise Holdings Finance Corporation’s (“Finco, and, together with Wise Intermediate Holdings, the “Holdco Note Issuers”; and, together with the Opco Note Issuers, the “Note Issuers”) 93/4 / 10 1/2% Senior PIK Toggle Notes due 2019 (the “Holdco Notes”, and, together with the Opco Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated October 10, 2014 (the “Statement”). Additional details regarding the Notes are set forth in the table below.

Issuance of Notes	CUSIP		Outstanding Principal Amount
Opco Notes	977255AD0	144A	$650,000,000.00
	U97076AB6	Reg S
Holdco Notes	97725RAA8	144A	$150,000,000.00
	U97069AA3	Reg S

Constellium, on behalf of the Note Issuers, is soliciting consents from holders of record of each issuance of Notes as of 5:00 P.M., New York City time, on October 9, 2014 to certain proposed amendments (the “Proposed Amendments”) to each of the indentures governing the Notes (the “Indentures”). Subject to the terms and conditions set forth in the Statement, Constellium will pay, on behalf of and as agent for the Note Issuers, eligible holders who validly deliver and do not revoke their consents on or prior to 5:00 P.M., New York City time, on October 17, 2014, as may be extended by Constellium with respect to one or more issuances of the Notes in accordance with the

Statement (the “Expiration Date”), a cash payment equal to $2.50 per $1,000 aggregate principal amount of each issuance of Notes consented (the “Consent Fee”). The Consent Fee will only be payable upon and subject to the occurrence of, among other things, the receipt of the Requisite Consents (as defined below) with respect to an issuance of Notes and the consummation of the Transaction (as defined below).

Constellium is seeking the Proposed Amendments in connection with the previously announced Unit Purchase Agreement (the “Unit Purchase Agreement”) entered into by Constellium on October 3, 2014 with Wise Metals Holdings LLC, a Delaware limited liability company (the “Seller”), and Silver Knot, LLC, a Delaware limited liability company acting as Seller’s representative. Under the terms of the Unit Purchase Agreement, Constellium (or one of its wholly-owned direct or indirect subsidiaries) will purchase from Seller all right, title and interest of Seller in all of the issued and outstanding membership interests of Wise Intermediate Holdings (the purchase of the membership interests, the “Transaction”).

If the Transaction is consummated and the Proposed Amendments do not become operative immediately prior to that time, a Change of Control (as defined in the Indentures) is expected to occur, which would require the applicable Note Issuer to make an offer to repurchase the applicable issuance of the Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. Pursuant to the Proposed Amendments, the defined term “Change of Control” in each of the Indentures will be amended to provide that the Transaction will not constitute a Change of Control. The operativeness of the Proposed Amendments is not a condition to the completion of the Transaction.

The consent solicitations are subject to customary conditions, including, among other things, the receipt of valid and unrevoked consents with respect to a majority in aggregate principal amount of the applicable issuance of Notes (the “Requisite Consents”) prior to the applicable Expiration Date. For each issuance of Notes, the Proposed Amendments will be effected by a supplemental indenture to the applicable Indenture, which will be executed promptly after the receipt of Requisite Consents with respect to such issuance of Notes (the “Consent Time”), as described in more detail in the Statement. Delivered consents may be validly revoked prior to the earlier of the applicable Consent Time and the applicable Expiration Date. However, the Proposed Amendments with respect to an issuance of Notes will not become operative until immediately prior to the consummation of the Transaction. Furthermore, the Proposed Amendments will not become operative if the Transaction is not consummated on or prior to July 3, 2015 and will cease to be operative if Constellium (or one of its subsidiaries), on behalf of and as agent for the Note Issuers, does not pay the Consent Fee to the Paying Agent promptly (and in any event within 3 business days) following the effective time of the Transaction.

The consent solicitations are being made solely on the terms and subject to the conditions set forth in the Statement and the accompanying letter of consent. Constellium may, in its sole discretion, terminate, extend or amend the consent solicitation with respect to one or more issuances of the Notes at any time as described in the Statement. Each consent solicitation is being made independently of, and is not conditioned on, the consummation of the other consent solicitation.

Constellium has retained Deutsche Bank Securities Inc. to act as solicitation agent in connection with the consent solicitations. Questions may be directed to Deutsche Bank Securities at (855) 287-1922 (toll free) or (212) 250-7527 (collect). Constellium has retained D.F. King & Co., Inc. to act as the information, tabulation and paying agent for the consent solicitations. Questions and requests for additional documents may be directed to D.F. King at (866) 829-1035 (toll free) or (212) 269-5550 (bankers and brokers).

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This announcement is also not a solicitation of consents with respect to the proposed amendment or any securities. The solicitation of consents is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the risk that the closing conditions will not be satisfied in a timely manner or at all; the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the proposed Transaction, which could limit Constellium’s operating flexibility and opportunities; Constellium’s inability to complete the anticipated financing as contemplated pursuant to the commitment letter or otherwise secure favorable terms for such financing; failure to receive, delays in the receipt of or unacceptable or burdensome conditions imposed in connection with any required regulatory approvals and the satisfaction of the closing conditions to the Transaction; the potential failure to retain key employees as a result of the proposed Transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the Transaction; disruptions to business operations resulting from the proposed Transaction; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.